UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of July 31, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated July 31, 2007 regarding Pixelplus’ Reporting of Financial Results for Fiscal Second Quarter 2007

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Second Quarter 2007

Press Release

SEOUL, South Korea, July 31, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the second quarter of fiscal 2007, which ended on June 30, 2007.

Revenue for the second quarter of fiscal 2007 was US$6.1 million, compared to US$4.4 million in the first quarter of fiscal 2007, and US$8.3 million in the second quarter of fiscal 2006.

Net loss in the second quarter of fiscal 2007 was US$1.8 million, or a net loss of US$0.14 per diluted ADS, compared to a net loss of US$1.1 million, or a net loss of US$0.09 per diluted ADS, in the first quarter of fiscal 2007, and a net loss of US$5.5 million, or a net loss of US$0.45 per diluted ADS, in the second quarter of fiscal 2006.

Revenue for the first six months of fiscal 2007 was US$10.5 million, compared to US$19.0 million for the same period in fiscal 2006. Net loss for the first six months of fiscal 2007 was US$3.0 million, or a net loss of US$0.23 per diluted share, compared to a net loss of $7.9 million, or a net loss of US$0.64 per diluted share, for the same period in fiscal 2006.

The Company sold approximately 3.0 million image sensors in the second quarter of fiscal 2007, which represented an increase of about 1.8 million units from its sale of around 1.2 million units in the first quarter of fiscal 2007. Separately, the Company provided approximately 7.4 million image sensors arising from its supply of services to a leading Japanese module maker in the second quarter of fiscal 2007, which represented a decrease of about 0.8 million units from its supply of around 8.2 million units in the first quarter of fiscal 2007. So, in terms of combined figures, the Company sold and supplied a total of about 10.4 million image sensors in the second quarter of fiscal 2007, which represented an increase of roughly 1.0 million units from its sale and supply of around 9.4 million units in the first quarter of fiscal 2007.

Gross margin for the second quarter of fiscal 2007 was roughly 36%, compared to approximately 26% in the first quarter of fiscal 2007.

The Company’s SG&A expenses in the second quarter of fiscal 2007 were about US$2.9 million, compared to roughly US$1.4 million in the first quarter of fiscal 2007, and approximately US$3.8 million in the second quarter of fiscal 2006. Moreover, the Company’s operating expenses in the second quarter of fiscal 2007 were around US$4.1 million, compared to about US$2.9 million in the first quarter of fiscal 2007, and approximately US$5.3 million in the second quarter of fiscal 2006. Compared to the first quarter of fiscal 2007, the increase in the Company’s SG&A and operating expenses in the second quarter of fiscal 2007 is mainly attributable to the Company’s accounting and legal fees paid to its independent outside accountants and legal counsel arising from their work on Pixelplus’ Form 20-F which was filed on June 29, 2007.

The Company expects its revenues in the third quarter of fiscal 2007 to be greater than its revenues sustained in the second quarter of fiscal 2007.

Pixelplus will hold an investor conference call at 5:00 PM Monday, July 30 (New York) / 10:00 PM Monday, July 30 (London) / 5:00 AM Tuesday, July 31 (Hong Kong/Singapore) / 6:00 AM Tuesday, July 31 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 629 9562 (North America) / +44 20 7190 1596 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the second quarter of 2007 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Stewart Taylor at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – James Hawrylak at +81 (0) 3 5444 2730

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands of USD, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenues	6,070	8,299	10,531	18,974
Products	3,937	7,203	6,412	16,592
Services	2,133	1,096	4,119	2,382

Cost of revenues	3,907	9,059	7,207	17,009
Products	3,324	8,793	6,155	16,532
Services	583	266	1,052	477

Gross profit	2,163	(760)	3,324	1,965

Operating expenses	4,078	5,254	6,996	9,404
Selling, general and administrative	2,912	3,848	4,302	6,869
Research and development, net of government grants	1,166	1,406	2,694	2,535

Income(loss) from operations	(1,915)	(6,014)	(3,672)	(7,439)

Other income(expense)
Interest income(expense), net	63	117	113	264
Foreign exchange gain (loss), net	(25)	(281)	7	(1,208)
Reversal of Allowance for Doubtful Accounts	196	0	705	0
Others, net	(165)	3	(123)	28

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(1,846)	(6,175)	(2,970)	(8,355)
Income tax expenses	0	0	0	0
Income(loss) before gain from equity method investments, dilution gain and minority interest	(1,846)	(6,175)	(2,970)	(8,355)

Gain from equity method investments, net	0	24	0	30
Dilution gain from equity method investment and consolidated subsidiary	0	0	0	0
Minority interest	0	644	0	440

Before cumulative effect of change in accounting principle	(1,846)	(5,507)	(2,970)	(7,885)
Cumulative effect of change in accounting principle	0	0	0	0

Net income (loss)	(1,846)	(5,507)	(2,970)	(7,885)

Accretion of preferred shares	0	0	0	0

Net loss attributable to common shareholders	(1,846)	(5,507)	(2,970)	(7,885)

Loss per ADS – basic and diluted	(0.14)	(0.45)	(0.23)	(0.64)

ADSs used in computing loss per ADS – basic and diluted	12,944,146	12,326,944	12,933,240	12,307,826

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands of USD, except per ADS data)

(Unaudited)

	June 30, 2007	Dec. 31, 2006
Assets
Cash and cash equivalents	1,639	13,249
Restricted cash	5,419	1,024
Accounts receivable, net	2,549	5,408
Inventories, net	4,369	5,404
Other current assets	5,854	2,433

Total current assets	19,830	27,518

Other non current assets	6,048	6,720

Total assets	25,878	34,238

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	1,719	3,643
Other accounts payable	1,500	1,416
Short-term borrowings	4,910	8,054
Other current liabilities	616	1,213

Total current liabilities	8,745	14,326

Long-term borrowings	90	181
Other non current liabilities	548	508

Total liabilities	9,383	15,014

Minority interest	0	0

Series A convertible redeemable preferred stock	0	0

Shareholders’ equity
Common stock	3,508	3,482
Additional paid-in capital	42,992	42,809
Accumulated other comprehensive loss	(133)	(167)
Accumulated deficit	(29,872)	(26,901)

Total Shareholders’ equity	16,495	19,224

Total liabilities, minority interest and Shareholders’ equity	25,878	34,238

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 922.6 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on June 30, 2007. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2006 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 930.0 Korean won to one U.S. dollar in effect on December 31, 2006, are different from the numbers specified for the fiscal year 2006 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

July 31, 2007